EXHIBIT 99.15

VIA EDGAR

TO:	United States Securities and Exchange Commission

Re:	Silvermex Resources Inc. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2010, and any amendments thereto (the “Annual Report”), to be filed by the Company with the United States Securities and Exchange Commission. The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2010 (the “Annual Information Form”).

I, Robert Fraser, PGeo., DO HEREBY CONSENT, to:

  the use of my name and the disclosure of my involvement in the preparation of information that forms the basis for all disclosure of a technical and scientific nature related to the Company’s San Marcial Project contained in the Annual Information Form; and

  the inclusion and incorporation by reference of such information in the Annual Report.

Dated the 31st of May, 2011

/s/ Robert Fraser
Robert Fraser, PGeo.